VIA EDGAR AND FEDERAL EXPRESS

November 27, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Jones
Amanda Ravitz

Re:	SMART Global Holdings, Inc.
Registration Statement on Form S-1
Initially Submitted November 13, 2017
File No. 333-221760

Ladies and Gentlemen:

As representative of the several underwriters of the proposed public offering of ordinary shares of SMART Global Holdings, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:50 p.m., Eastern Time, on November 29, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 27, 2017, through the date hereof:

Preliminary Prospectus dated November 27, 2017:

Approximately 1000 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, BARCLAYS CAPITAL INC. As Representative of the several Underwriters By: Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

[Signature Page to Acceleration Request Letter]